PRESSURE GAMES, INC.

Unaudited Financial Statements for
the year ending December 31st, 2018 and for
the period of January 1st thru August 31st, 2019

Prepared October 18th, 2019

Pressure Games, Inc.

BALANCE SHEET (UNAUDITED)

As of August 31, 2019

Assets	**December 31st, 2018**	**August 31st, 2019**
Current Assets		
Checking Account	$776.25	$2,919.37
Total Current Assets	**$776.25**	**$2,919.37**
Fixed Assets		
R&D Equipment	$790.98	$1,241.62
Total Fixed Assets	**$790.98**	**$1,241.62**
TOTAL ASSETS	**$1567.23**	**$4,160.99**
Liabilities and Equity		
Short Term Liabilities		
Credit Card Debt	$2,980.98	$1,841.78
Total Short-Term Liabilities	**$2,980.98**	**$1,841.78**
Long Term Liabilities		
Loans	$4,291.25	$9,541.25
Convertible Notes	$0.00	$44,750.00
Total Long-Term Liabilities	**$4,291.25**	**$54,921.25**
TOTAL LIABILITIES	**$7,272.23**	**$56,133.03**
Equity		
Common Stock ($0.00001 par value)	$50.00	$52.50
Common Stock (in excess of par)	$0.00	$0.00
Retained Earnings	$0.00	$-5,755.00
Net Income	-$5,755.00	-$46,269.54
Total Equity	**-$5,705.00**	**-$51,972.04**
TOTAL LIABILITIES AND EQUITY	**$1,567.23**	**$4,160.99**

PROFIT AND LOSS (UNAUDITED)

	October 1 – Dec 31, 2018	Jan 1 – August 31, 2019
Income		
Bank Account Bonus	$0.00	$300.00
Total Income	**$0.00**	**$300.00**
Expenses		
Advertising and Promotion	$0.00	$1,431.45
Bank Service Charges	$0.00	$21.22
Computer Software	$0.00	$114.00
Corporate Fees	$0.00	$868.00
Credit Card Interest	$0.00	$417.45
Dues and Subscriptions	$312.00	$496.61
Meals and Entertainment	$0.00	$53.26
Office Supplies	$791.25	$288.23
Payroll Expenses	$2,103.13	$28,498.92
Payroll Tax Expenses	$670.62	$7,361.00
Postage and Delivery	$0.00	$487.72
Professional Fees	$272.25	$4,252.86
R&D Development	$1,546.75	$2,085.22
Website	$59.00	$193.60
Total Expenses	**$5,755.00**	**$46,569.54**
NET INCOME	**-$5,755.00**	**-$46,269.54**

Pressure Games, Inc.

STATEMENT OF CASH FLOWS (UNAUDITED)

	Oct 1 – Dec 31, 2018	Jan 1 – Aug 31, 2019
Operating Activities		
Net Income	-$4,963.75	-$46,269.54
Cash provided by Operations	$2,980.98	-$1,139.20
Net Cash Provided By Operating Activities	**-$1,982.77**	**-$47,408.74**
Investing Activities		
R&D Equipment	-$790.98	-$450.64
Net Cash Provided by Investing Activities	**-$790.98**	**-$450.64**
Financing Activities		
Loans	$3,500.00	$5,250.00
Convertible Notes	$0.00	$44,750.00
Equity/Stock Purchases	$50.00	$2.50
Net Cash Provided by Financing Activities	**$3,550.00**	**$50,002.50**
Net Cash Increase for Period	$776.25	$2,143.12
Cash At Beginning of Period	$0	$776.25
Cash At End of Period	**$776.25**	**$2,919.37**

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Pressure Games, Inc. ("the Company") is a public benefit corporation formed under the laws of the State of Delaware. The Company plans to derive revenue from the design and sale of toys.

The Company will conduct an equity crowdfund offering during the 4th quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase prices of $500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value. No depreciation has been recorded for 2019.

Cost of Sales

Cost of Sales includes cost of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C - INCOME TAXES
The Company filed its initial income tax return for 2018 as a regular "C" corporation. The Company is subject to both federal and state corporate taxes on its net profits or losses as reported for income tax purposes. As a result, the Company has generated cumulative net operating losses for income tax reporting purposes which totaled $5,755 for the year ended December 31, 2018. This loss will be carried forward until utilized but will expire in 20 years if it is not used. The Company's federal income tax returns are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

NOTE D - NOTES PAYABLE
The Company has convertible notes ("the Notes") payable to related parties in the amount of $44,750. The Notes accrue interest at the rate of 10% per annum and have twenty-four month terms, with the earliest commencing in April of 2021. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at a 50% discount to the price per share paid by the others participating in such financing.

NOTE E – DEBT
Company currently has an outstanding loan of $9,541 with an interest rate of 2.3%. There is no stipulated repayment date for this loan.

NOTE F - CONCENTRATIONS OF RISK
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G – RELATED PARTY TRANSACTIONS
In Q2 2019, Company held its first financing round using convertible notes (as further detailed in NOTE D) with a 10% interest, a 50% discount, a $3M valuation cap and a 2 year maturity. The round included the following related party investments:

- Alex Andreae – CEO - $6,250
- Luke Andreae – Brother of CEO - $11,500
- Nancy Andreae – Mother of CEO - $10,000
- Adrienne Andreae – Sister of CEO - $2,000

Between December 2018 and March 2019, Company committed to loans in the total amount of $9,541 with the CEO, Alex Andreae, as detailed in NOTE E. The loan is in good standing.

NOTE H – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 31st, 2019, the date that the financial statements were available to be issued.